UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DynTek, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

268180106
(CUSIP Number)

Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) B. Riley & Co., Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 480,769
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 480,769
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 480,769
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 0.3%[1]
(14)	Type of Reporting Person (See Instructions) BD

_________________________

1

This figure (i) is based on 148,715,911 shares of Common Stock, par value $0.0001 per share, of DynTek, Inc. outstanding at March 8, 2006, as reported by DynTek to the Reporting Persons, and (ii) assumes the exercise of all warrants held by SACC Partners LP and the conversion of a bridge loan into Common Stock of DynTek pursuant to the conversion and settlement agreement set forth as Schedule A to this Schedule 13D/A.

(Page 2 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) SACC Partners LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 38,845,795[2]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 38,845,795[2]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,845,795[2]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 21.0%[3]
(14)	Type of Reporting Person (See Instructions) PN

_________________________

2

Includes (i) 2,795,508 shares of Common Stock owned by SACC Partners, LP, (ii) 35,189,710 shares of Common Stock issuable upon the exercise of a warrant to purchase 4.09% of the Common Stock issued by DynTek to SACC Partners LP on March 8, 2006, (ii) 500,000 shares of Common Stock issuable upon the exercise of a warrant issued by DynTek to SACC Partners LP on October 26, 2005, and (iv) 360,577 shares of Common Stock issuable upon the exercise of a warrant issued by DynTek to SACC Partners LP on February 10, 2006.

3

This figure (i) is based on 148,715,911 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at March 8, 2006, as reported by DynTek to the Reporting Persons, and (ii) assumes the exercise of all warrants held by SACC Partners LP and the conversion of a bridge loan into Common Stock of DynTek pursuant to the conversion and settlement agreement set forth as Schedule A to this Schedule 13D/A.

(Page 3 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Riley Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 38,845,795[4]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 38,845,795[4]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,845,795[4]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|
(13)	Percent of Class Represented by Amount in Row (11) 21.0%[5]
(14)	Type of Reporting Person (See Instructions) IA

_________________________

4

Because Riley Investment Management LLC has sole investment and voting power over the shares of DynTek Common Stock beneficially owned by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

5

This figure (i) is based on 148,715,911 shares of Common Stock, par value $0.0001 per share, of DynTek, Inc. outstanding at March 8, 2006, as reported by DynTek to the Reporting Persons, and (ii) assumes the exercise of all warrants held by SACC Partners LP and the conversion of a bridge loan into Common Stock of DynTek pursuant to the conversion and settlement agreement set forth as Schedule A to this Schedule 13D/A.

(Page 4 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |X| (b) |_|
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	|_|
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 39,326,564[6]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 39,326,564[6]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,326,564[6]
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

_________________________

6

Includes 38,845,795 shares of DynTek Common Stock beneficially owned by SACC Partners LP and 480,769 shares of DynTek Common Stock owned by B. Riley & Co., Inc. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 38,845,795 shares of DynTek Common Stock beneficially owned by SACC Partners LP, representing approximately 21.0% of DynTek’s outstanding Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.’s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek’s Common Stock owned of record by B. Riley & Co. Inc., representing approximately 0.3% of DynTek’s outstanding Common Stock. Mr. Riley may therefore be deemed to beneficially own a total of 39,326,564 shares of DynTek’s Common Stock, representing approximately 21.3% of DynTek’s outstanding Common Stock, through his relationships with SACC Partners LP, Riley Investment Management LLC and B. Riley & Co., Inc.

(Page 5 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

(13)	Percent of Class Represented by Amount in Row (11) 21.3%[7]
(14)	Type of Reporting Person (See Instructions) IN

_________________________

7

This figure (i) is based on 148,715,911 shares of common stock, par value $0.0001 per share, of DynTek, Inc. outstanding at March 8, 2006, as reported by DynTek to the Reporting Persons, and (ii) assumes the exercise of all warrants held by SACC Partners LP and the conversion of a bridge loan into Common Stock of DynTek pursuant to the conversion and settlement agreement set forth as Schedule A to this Schedule 13D/A.

(Page 6 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

This Schedule 13D/A amends a Schedule 13D filed by B. Riley & Co., Inc., SACC Partners LP, Riley Investment Management LLC and Bryant R. Riley (collectively, the “Reporting Persons”) on November 7, 2005 and amended on Schedule 13D/A on December 5, 2005 with respect to the securities of DynTek, Inc.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the Common Stock, $0.0001 par value (the “Common Stock”), of DynTek, Inc. (“DynTek” or the “Issuer”). DynTek’s principal executive offices are located at 19700 Fairchild Road, Suite 230, Irvine, California 92612.

Item 2.	Identity and Background
(a)	SACC Partners LP (a Delaware limited partnership)
B. Riley & Co., Inc. (a Delaware corporation)
Riley Investment Management LLC (a Delaware limited liability company)
Bryant R. Riley (an individual residing in California)

(b)	11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

(c)

Mr. Riley owns and manages all of the outstanding shares of B. Riley & Co., Inc., a NASD member broker-dealer. Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment adviser. Riley Investment Management LLC is the investment adviser to and general partner of SACC Partners LP Each entity is located at the address specified in (b) above.

(d)	None

(e)	None

(f)

SACC Partners LP is a Delaware limited partnership. Riley Investment Management LLC is a Delaware limited liability company. B. Riley & Co., Inc. is a Delaware corporation. Bryant R. Riley is a citizen of the United States who resides in California.

Item 3.	Source and Amount of Funds or Other Consideration

On March 8, 2006, SACC Partners LP acquired a warrant to purchase 4.09% of the shares of DynTek Common Stock outstanding as of the date of exercise of such warrant as consideration for its purchase of a Secured Promissory Note issued by DynTek in the aggregate principal amount of $1,400,000 (the “Secured Promissory Note”). The Secured Promissory Note was purchased with SACC Partners LP partnership funds.

Item 4.	Purpose of Transaction

On March 8, 2006, SACC Partners LP acquired a warrant to purchase 4.09% of the Common Stock of DynTek outstanding as of the date of exercise on a fully-diluted basis in connection with its purchase of the Secured Promissory Note. The Reporting Persons collectively are the beneficial owners of an aggregate of 39,326,564 shares of DynTek Common Stock, consisting of (i) 480,769 shares of Common Stock owned by B. Riley & Co., Inc., (ii) 2,795,508 shares of Common Stock owned by SACC Partners LP, and (iii) warrants to purchase an aggregate of 36,050,287 shares of Common Stock held by SACC

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CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

Partners LP The Reporting Persons acquired the securities of the Issuer reported on this Schedule 13D/A for investment purposes.

Except as described above in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. Notwithstanding the foregoing, the Reporting Persons may change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining from time to time whether to sell their shares of Common Stock (and in what amounts) or to retain such shares, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a)

SACC Partners LP owns 2,795,508 shares of DynTek’s Common Stock, as well as warrants to purchase an additional 36,050,287 shares of Common Stock (as of the date of this Schedule 13D/A). Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of (i) the 2,795,508 shares held of record by SACC Partners LP, and (ii) warrants to purchase an additional 36,050,287shares of Common Stock, collectively representing an aggregate of approximately 21.0% of DynTek’s outstanding Common Stock assuming exercise of all the warrants.

B. Riley & Co., Inc. owns 480,769 shares of DynTek’s Common Stock. Because Mr. Riley has sole voting and investment power over B. Riley & Co., Inc.’s security holdings, both B. Riley & Co., Inc. and Mr. Riley may be deemed to have beneficial ownership of the 480,769 shares of DynTek’s Common Stock owned of record by B. Riley & Co., Inc., representing approximately 0.3% of DynTek’s outstanding Common Stock. Mr. Riley may therefore be deemed to beneficially own a total of 39,326,564 shares of DynTek’s Common Stock (21.3%) through his relationships with SACC Partners LP, Riley Investment Management LLC and B. Riley & Co., Inc.

(b)	Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC Partners LP and B. Riley & Co., Inc.
(c)

On March 8, 2006, SACC Partners LP acquired a warrant to purchase 4.09% of the shares of DynTek Common Stock outstanding as of the date of exercise of the warrant in connection with its purchase of a Secured Promissory Note issued by DynTek in the aggregate principal amount of $1,400,000.

(d)	None.
(e)	Not applicable.

(Page 8 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 8, 2006, SACC Partners LP signed a Conversion and Settlement Agreement with DynTek pursuant to which it expects to convert into Common Stock of DynTek $1,304,657.53 in principal and accrued interest under a Secured Promissory Note issued by DynTek to SACC Partners LP on October 26, 2005. The conversion will be effected at a conversion rate of $0.02 per share and will occur as of the earlier of (i) the date immediately following the effective date of DynTek’s planned 1-for-10 reverse stock split or (ii) June 30, 2006. The Conversion and Settlement Agreement is attached to this Schedule 13D/A as Schedule A.

Item 7.	Material to Be Filed as Exhibits
Schedule A	Conversion and Settlement Agreement executed March 8, 2006 by DynTek and SACC Partners LP

(Page 9 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: March 16, 2006	SACC PARTNERS LP
	By:	Riley Investment Management LLC
its General Partner

/s/ Bryant R. Riley

Bryant R. Riley, President

RILEY INVESTMENT MANAGEMENT LLC

/s/ Bryant R. Riley

Bryant R. Riley, President

B. RILEY & CO., INC.

/s/ Bryant R. Riley

Bryant R. Riley, President

/s/ Bryant R. Riley

Bryant R. Riley

(Page 10 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

SCHEDULE A

CONVERSION AND SETTLEMENT AGREEMENT

This Conversion and Settlement Agreement (the “Agreement”) is entered into as of March __, 2006 (the “Effective Date”) by and between, DynTek, Inc., a Delaware corporation (“DynTek”), and SACC Partners L.P. (the “Holder”).

RECITALS

A.           WHEREAS, as of the Effective Date, Holder is owed a total of $ $1,304,657.53 in principal and accrued but unpaid interest (the “Payable Amount”) pursuant to that certain Secured Promissory Note dated October 26, 2005 (the “Bridge Note”), which was issued pursuant to that certain Note Purchase Agreement dated as of an even date therewith, by and among DynTek and the purchasers named therein (the “Bridge Note Purchase Agreement”);

B.            WHEREAS, payment of all principal and interest under the Bridge Note, as well as performance of the obligations of DynTek and its wholly-owned subsidiary, DynTek Services, Inc., is secured by a perfected security interest under a Security and Pledge Agreement (the “Security Agreement”) entered into on October 26, 2005, between the holders of the Bridge Notes and DynTek;

C.            WHEREAS, DynTek proposes to enter into a Note Purchase Agreement by and among DynTek, SACC Partners, L.P., Lloyd I. Miller, III and Trust A-4 - Lloyd I. Miller, pursuant to which DynTek will issue approximately (i) $6.7 million in new senior secured promissory notes (the “Senior Notes”), due March 1, 2010 (the “Senior Debt Financing”) to SACC Partners, L.P. and Lloyd I. Miller, III (the “Senior Lenders”), and (ii) $3.0 million in new junior secured convertible promissory notes convertible at $0.02 per share (the “Junior Notes”) to Trust A-4 - Lloyd I. Miller (the “Junior Lender”), due March 1, 2011 (the “Junior Debt Financing,” and together with the Senior Note Financing, the “New Debt Financings”);

D.           WHEREAS, concurrently with the closing of the New Debt Financings, DynTek proposes to enter into (i) a Common Stock Purchase Agreement to be entered into by and among DynTek and certain accredited investors (the “Investors”), which provides for (i) the sale and issuance of up to 75,000,000 shares of common stock, par value $0.0001 (the “Common Stock”) by DynTek at a purchase price per share equal to $0.02 per share (the “First PIPE Offering”);

E.            WHEREAS, on or before April 30, 2006, DynTek proposes to enter into (i) a Common Stock Purchase Agreement with the Investors, which provides for (i) the sale and issuance of up to an additional 150,000,000 shares of Common Stock by DynTek at a per share price equal to $0.02 per share (the “Second PIPE Offering”), and (ii) a Registration Rights Agreement (the “Registration Agreement”) between DynTek and the Investors to provide for the registration with the Securities and Exchange Commission (the “SEC”) of the shares of Common Stock sold to the Investors in the First PIPE Offering and the Second PIPE Offering, respectively, and which will be filed as soon as practicable after the closing of the Second PIPE Offering and in no event later than June 30, 2006;

F.            WHEREAS, each of the New Debt Financings and the First and Second PIPE Offerings is contingent on Holder converting the Payable Amount into shares of Common Stock of DynTek;

(Page 11 of 10)

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

G.           WHEREAS, to induce Holder to enter into this Agreement, DynTek has agreed to convert the Bridge Note into shares of DynTek Common Stock at a conversion price of $0.02 per share (the “Conversion Price”);

H.           WHEREAS, subject to the terms and conditions herein, Holder wishes to convert the Payable Amount into shares of Common Stock of DynTek, and DynTek wishes to issue such shares to Holder in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 under Regulation D;

I.             WHEREAS, DynTek has agreed to register for resale all of the Conversion Shares (as defined in Section 1 below); and

J.             WHEREAS, Holder’s conversion of the Payable Amount into shares of Common Stock of DynTek will effectuate a complete settlement on the Payable Amount and provide a release of DynTek from any present or further liability with respect to the Payable Amount or the Security Agreement.

NOW, THEREFORE, in consideration of the obligations set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.            Conversion. Subject to the terms and conditions of this Agreement, Holder hereby irrevocably elects to convert (the “Conversion”) the Payable Amount into that number of shares of Common Stock of DynTek equal to the Payable Amount divided by the Conversion Price, or 65,232,877 shares (the “Conversion Shares”). Holder shall deliver the Bridge Note for cancellation concurrently with the execution of this Agreement; provided, however that (i) the Bridge Note will not be cancelled until the Conversion Date, and (ii) the Bridge Note will be returned to Holder and will continue to accrue interest from the Effective Date if the Conversion is not completed on or before June 30, 2006. The Conversion shall be effective as of the date immediately following the effective date of DynTek’s 1-for10 reverse stock split (the “Conversion Date”) or June 30, 2006, whichever is earlier. Within five (5) business days following the Conversion Date, DynTek shall issue, or cause to be issued by submitting an instruction letter to its transfer agent instructing the transfer agent to issue, to Holder a certificate representing the Conversion Shares to which Holder is thereby entitled. If the shares of Common Stock are to be issued in the name of a person other than Holder, Holder will pay all transfer taxes payable with respect thereto, if any. No fee will be charged to Holder for the Conversion, except for any applicable transfer taxes.

2.            Payable Amount. Holder hereby represents that the Payable Amount is the entire outstanding obligation of DynTek to Holder as of the Effective Date and that no other liabilities or obligations have accrued as of the Effective Date for which DynTek is responsible; provided, however, that additional interest will accrue on the Bridge Note from the Effective Date through the Conversion Date if the Conversion is not completed on or before June 30, 2006.

3.            Representations and Warranties of DynTek. DynTek hereby represents and warrants to Holder that:

3.1          Organization and Qualification. DynTek is duly incorporated, validly existing and in good standing under the laws of the state of Delaware, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned,

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

leased, used, operated and conducted. DynTek is qualified and in good standing in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in good standing is not reasonably likely to have a material adverse effect on DynTek.

3.2          Authorization; Enforcement. (a) DynTek has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to issue the Conversion Shares in accordance with the terms hereof; (b) the execution, delivery and performance of this Agreement by DynTek and the consummation by it of the transactions contemplated hereby have been duly authorized by the DynTek’s Board of Directors and no further consent or authorization of DynTek, its Board or Directors, or its stockholders is required; (c) this Agreement has been duly executed by DynTek; and (d) this Agreement constitutes a legal, valid and binding obligation of DynTek enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, or moratorium or similar laws affecting the rights of creditors generally and the application of general principles of equity.

3.3          Valid Issuance. Upon issuance in accordance with the terms of this Agreement, the Conversion Shares will be duly authorized and will be validly issued, fully paid and non-assessable, free from all taxes, liens, claims, encumbrances and charges with respect to the issue thereof, will not be subject to preemptive rights or other similar rights of stockholders of DynTek, and will not impose personal liability on the holders thereof.

4.            Representations and Warranties of Holder. Holder hereby represents and warrants to DynTek that:

4.1          Accredited Investors. Holder is: (i) experienced in making investments of the kind contemplated by this Agreement; (ii) able, by reason of business and financial experience, to protect its own interests in connection with the transactions contemplated by this Agreement; (iii) able to afford the entire loss of its investment in the Conversion Shares; (iv) an “accredited investor” as that term is defined in Rule 501(a) of Regulation D; and (v) not a broker-dealer or an affiliate of a broker-dealer as such terms are defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.2          No Public Distribution. Holder is acquiring the Conversion Shares for its own account, for investment purposes only, and not with a present view towards the public sale or distribution thereof, except pursuant to a sale or sales that are registered under the Securities Act or exempt from such registration; provided, however, that by making the representations herein, Holder does not agree to hold any of the Conversion Shares for any minimum or other specific term and reserves the right to dispose of the Conversion Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. Holder has not been organized for the purpose of investing in securities of DynTek, although such investment is consistent with its purposes.

4.3          Subsequent Offers and Sales. All subsequent offers and sales of the Conversion Shares by Holder shall be made pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from such registration; provided that any offers and sales made pursuant to an applicable exemption from registration will be accompanied by a legal opinion obtained by Holder, which legal opinion shall be reasonably satisfactory to DynTek and DynTek’s legal counsel.

4.4          Accuracy of Holder’s Representations and Warranties. Holder understands that the Conversion Shares are being offered and sold to it in reliance upon exemptions from the registration requirements of the United States federal securities laws, and that DynTek is relying upon the truth and

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

accuracy of Holder’s representations and warranties contained herein in order to determine the availability of such exemptions and the eligibility of Holder to acquire the Conversion Shares accordance with the terms and provisions hereof.

4.5          Financial Information. Holder (i) has been provided with and has reviewed all requested information concerning the business of DynTek, including, without limitation, DynTek’s audited financial statements for the fiscal year ended June 30, 2005 and (ii) has had all requested access to the management of DynTek and has had the opportunity to ask questions of the management of DynTek.

4.6          Brokers. Holder has not employed, engaged or retained, or otherwise incurred any liability to, any person as a broker, finder, agent or other intermediary in connection with the transactions contemplated herein.

4.7          No General Solicitation. Holder has not learned of the investment in the Conversion Shares as a result of any public advertising or general solicitation.

4.8          Legends. Holder understands that until (a) the Conversion Shares may be sold pursuant to an applicable exemption from registration or (b) such time as the Conversion Shares have been registered for resale under the Securities Act as contemplated by Section 5 herein, the certificates representing the Conversion Shares will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Securities):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

4.9          Residency. Holder is a resident of (or, if an entity, has its principal place of business in) the jurisdiction set forth below such Holder’s name on the signature page hereto.

5.            Registration. Holder shall have the registration rights as set forth in the Note Purchase Agreement with respect to the Conversion Shares and the warrants issued to Holder on October 26, 2005 in connection with the Bridge Loan.

6.	General Release.

6.1          Release. Upon the Conversion Date, Holder on behalf of itself and on behalf of its affiliates, as well as its respective directors, officers, equityholders, agents and employees, past and present (collectively, the “Releasing Parties”) hereby agrees to waive and release all claims relating in any way to Holder’s right to collect the Payable Amount (such waiver and release shall not include the Holder’s right to receive the Conversion Shares and the related rights of Holder under this Agreement and for any obligations pursuant to expense reimbursement and other provisions of the Bridge Note Purchase Agreement and related documentation which by their terms survive the payment of the Payable Amount) (the “Release Claims”). For the avoidance of doubt, the warrant issued to the Holder by DynTek on

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

October 26, 2005, to purchase 500,000 shares of DynTek common stock (subject to adjustment pursuant to the terms thereof) at an initial exercise price of $0.10 (subject to adjustment pursuant to the terms thereof) shall remain in full force and effect pursuant to the terms thereof and the related provisions of the Bridge Note Purchase Agreement thereto shall expressly survive the conversion in full of the Payable Amount.

6.2          Unknown Claims. It is further understood and agreed that as a condition of this Agreement, all rights under Section 1542 of the Civil Code of the State of California are expressly waived by Holder. Such Section reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Notwithstanding Section 1542, and for the purpose of implementing a full and complete release and discharge of the Released Claims, Holder, for itself and on behalf of the applicable Releasing Parties, expressly acknowledges that the foregoing release is intended to include, and does include in its effect, without limitation, all Released Claims which the Releasing Parties do not know or suspect to exist in their favor against DynTek at the time of execution hereof, and that the foregoing release expressly contemplates the extinguishment of all such claims.

7.	Miscellaneous Provisions.

7.1          Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

7.2          Governing Law. This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of California. Any action or proceeding brought to enforce this Agreement shall be instituted and maintained in Orange County, California and the parties hereto consent to such jurisdiction.

7.3          Assignment. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by either party without the prior written consent of the other party.

7.4          Attorneys’ Fees. If any action is brought to enforce or interpret the provisions of this Agreement, the prevailing party in such action will be entitled to its reasonable attorneys’ fees and costs incurred, in addition to any other relief to which such party may be entitled.

7.5          Waiver of Breach. The waiver of either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of this Agreement.

7.6          Severability. To the extent any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect. In furtherance and not in limitation of the foregoing, should the duration or the geographical extent of or business activities covered by any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only the maximum duration, extent or activities which may validly and enforceably be covered under applicable law.

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

7.7          Authority. Each individual signing for each of the parties herein warrants and represents that he is an authorized agent of such party, for whose benefit he is executing this Agreement, and is authorized to execute the same.

7.8          Further Assurances. Each party agrees to execute such other and further instruments and documents as may be necessary or proper in order to complete the transactions contemplated by this Agreement.

7.9          Amendments. No amendment or modification of this Agreement shall be deemed effective unless made in writing signed by the parties hereto.

7.10        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

CUSIP No. 268180106	SCHEDULE 13D — AMENDMENT NO. 2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and first set forth above.

DYNTEK, INC.

By:

Name:________________________________________

Its:

DynTek’s address for notices:

DynTek, Inc.

19700 Fairchild Road, Suite 230

Irvine, CA 92612

SACC PARTNERS L.P.

By:

Name:________________________________________

Its:

Holder’s Address for notices:

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

With a copy to:

Peter J. Tennyson, Esq.

Paul, Hastings, Janofsky & Walker, LLP

695 Town Center Drive, 17th Floor

Costa Mesa, CA 92626

Facsimile: (714) 979-1921